UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 30, 2021, SOPHiA GENETICS SA (the “Company”, “we” or “us”) restructured its executive management team (the “Executive Board”) to include the following individuals, each of whom is an executive officer of the Company:

•	Jurgi Camblong, Chief Executive Officer

•	Ross Muken, Chief Financial Officer

•	Daan van Well, Chief Legal Officer

•	Manuela da Silva Valente, Chief People Officer

•	Zhenyu Xu, Chief Scientific Officer

•	Philippe Menu, Chief Medical Officer

The biographies of Jurgi Camblong, Ross Muken and Daan van Well were included in the Company’s prospectus dated July 22, 2021, filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended. The biographies of Manuela da Silva Valente, Zhenyu Xu and Philippe Menu are set forth below:

Manuela da Silva Valente, B.A., age 51, has served as our Chief People Officer since January 2019. Ms. Da Silva Valente has more than 20 years of human resources experience. From 2011 to 2018, Ms. Da Silva Valente served in various human resources leadership roles at IQVIA (formerly Quintiles and IMS Health Inc.), including as Global Senior Director of Human Resources from 2016 to 2018. Prior to that, Ms. Da Silva Valente held various human resources roles at Outcome Sciences, Inc. prior to its acquisition by IQVIA. Ms. Da Silva Valente holds a B.A. in business administration from the Business Management School of Zurich and a Management & Human Resources Diploma from CEFCO Lausanne.

Zhenyu Xu, Ph.D., age 39, has served as our Chief Scientific Officer since May 2014. Dr. Xu joined us in 2012 and served as our Director of Bioinformatics until his appointment as Chief Scientific Officer and was the leader of the technology team that developed our SOPHiA platform. Prior to that, Dr. Xu was a post-doctoral fellow at the European Molecular Biology Laboratory. Dr. Xu holds a Ph.D. in molecular and computational biology from the European Molecular Biology Laboratory.

Philippe Menu, M.D., Ph.D., M.B.A., age 40, has served as our Chief Medical Officer since February 2020. From 2011 to 2020, Dr. Menu was a management consultant with McKinsey & Company, focusing on the biopharmaceutical sector and in particular innovative therapies and diagnostics in oncology and rare diseases. Prior to that, Dr. Menu was a post-doctoral fellow at the University of Lausanne. Dr. Menu holds an M.D./Ph.D. in life sciences from the University of Lausanne and an M.B.A. from the Open University Business School.

In addition, on November 30, 2021, the Company announced that Bram Goorden, the Company’s Chief Operating Officer, will depart the Company on May 31, 2022 to pursue a new opportunity. Bram Goorden will be on gardening leave until his departure from the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: November 30, 2021

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer